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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*

GOLD CITY INDUSTRIES LTD.
(Name of Issuer)

COMMON STOCK, no par value
(Title of Class of Securities)

380560 10 2
(CUSIP Number)

Frederick J. Sveinson
4655 Britannia Drive, Richmond, British Columbia V7E 6B1, (604) 275-8017
Canada
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2002
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP No. <u>380560 1- 2</u>

1. Name of Reporting Persons: <u>Frederick J. Sveinson</u>

    IRS ID # of above persons (entities only): _____

2. Check Appropriate Box If a Member of a Group (See Instructions):
    (a) [X] _____
    (b) [ ] _____

3. SEC Use Only: _____

4. Source of Funds (See Instructions): <u>PF</u>

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization: <u>Canada</u>

7. Sole Voting Power: <u>1,318,762</u>
      (Number of Shares Beneficially Owned by Each Reporting Person)

8. Shared Voting Power: <u>1,757,839</u>
      (Number of Shares Beneficially Owned by Each Reporting Person)

9. Sole Dispositive Power: <u>1,318,762</u>
      (Number of Shares Beneficially Owned by Each Reporting Person)

10. Shared Dispositive Power: <u>1,757,839</u>
      (Number of Shares Beneficially Owned by Each Reporting Person)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    <u>3,076,601</u>

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)   [ ]

13. Percent of Class Represented by Amount in Row (11): <u>13.0%</u>

14. Type of Reporting Person (See Instructions): <u>IN</u>

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the "Common Stock"), of Gold City Industries Ltd. (the "Company"), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

The reporting person is Frederick J. Sveinson, a Canadian citizen, who is President, CEO, and Director of Gold City Industries Ltd. The principal office and business address of Mr. Sveinson is Gold City Industries Ltd. at Suite 550, 580 Hornby Street, Vancouver, British Columbia, CANADA, V6C 3B6.

Of the 1,757,839 shares of which Mr. Sveinson has shared voting and dispositive power:
(a) 395,977 shares are owned by his spouse, Sandra I. Sveinson, who resides at 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1;
(b) 57,625 shares are owned by his adult son, Marino J. Sveinson, who resides at 605-907 Beach Avenue, Vancouver, BC Canada, V6Z 2R3;
(c) 57,625 shares are owned by his adult son, Brett A. Sveinson, who resides at 11711 Kestrel Drive, Richmond, BC Canada, V7E 4E3;
(d) 233,334 shares are owned by Sveinson Mineral Services Inc., 4655 Britannia Drive, Richmond, BC, Canada, V7E 6B1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to his spouse, Sandra I. Sveinson. As a result, any decision to the voting or control of shares by Sveinson Mineral Services Inc. must be approved by both Mr. Sveinson and his spouse;
(e) 287,280 shares are owned by Sveinson Way Mineral Services Ltd., 205 – 8712 – 48th Avenue, Edmonton, Alberta, Canada T6E 5L1, a company owned and controlled as to 50% by Frederick J. Sveinson and 50% as to Terry A. Sveinson, Mr. Sveinson's brother. As a result, any decision to the voting or control of shares by Sveinson Way Mineral Services Ltd. must be approved by both Mr. Sveinson and Terry Sveinson;
(f) 577,999 shares are owned by Bremar Management Services Ltd., 4655 Britannia Drive, Richmond, BC Canada, V7E 6B1, a company owned and controlled as to 25% by Frederick J. Sveinson, as to 25% by Sandra Sveinson, as to 25% by Marino Sveinson, and as to 25% by Brett Sveinson. In addition, pursuant to a private placement with Gold City Industries Ltd. dated December 19, 2001, Bremar Management has 27,999 share purchase warrants to purchase 27,999 common shares and pursuant to a second private placement with Gold City Industries Ltd. dated September 18, 2002, Bremar Management has 120,000 share purchase warrants to purchase an additional 120,000 common shares. Any decision to the voting or control of shares by Bremar Management Services Ltd. must be approved jointly by the parties.

During the last five years, Frederick J. Sveinson has not been, and none of: Sandra Sveinson, Marino Sveinson, Brett Sveinson, Terry Sveinson, Sveinson Mineral Services Inc., Sveinson Way Mineral Services Ltd., or Bremar Management Services Ltd. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Frederick J. Sveinson, the reporting person, is a Canadian citizen, as are Sandra Sveinson, Marino Sveinson, Brett Sveinson, and Terry Sveinson.

Item 3. Source and Amount of Funds or Other Consideration

The securities of all parties above have been purchased over a period of several years on the open market or through private placements with Gold City Industries Ltd., with personal funds in the case of the individuals or corporate funds through the companies. At no time have securities been purchased using loans.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer

       (a)   Mr. Sveinson beneficially owns an aggregate of 3,076,601 shares (13.0% of the securities of Gold City Industries Ltd. Of those shares, Mr. Sveinson has sole voting and dispositive power as to 1,318,762 shares. Of these 1,318,762 shares, Mr. Sveinson directly holds 953,762 shares, has been granted stock options to purchase a further 350,000 shares, and holds share purchase warrants to purchase a further 15,000 shares

       (b)   Mr. Sveinson has shared voting and dispositive power as to 1,757,839 shares. Information as to the persons with whom voting and dispositive power is shared is provided in item 2. above.

       (c)   The following transactions took place within the past sixty days.

Name	Transaction	Date	No. of Shares	Price ($)	Where, how
Bremar Management Services Ltd.	Purchased 120,000 shares	November 14, 2002	120,000	$0.15	Private placement with Gold City Industries Ltd. for a total purchase price of $18,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As President and Director of the Company, Mr. Sveinson was granted options to purchase 100,000 shares of Common Stock with an exercise price of $0.36 per share on April 11, 2000 and an expiration date of April 11, 2005.

As President, CEO, and Director of the Company, Mr. Sveinson was granted options to purchase 250,000 shares of Common Stock with an exercise price of $0.15 per share on May 6, 2002 and an expiration date of May 6, 2007.

Pursuant to a private placement with the Company dated December 19, 2001, Mr. Sveinson holds 15,000 share purchase warrants to purchase 15,000 shares of Common Stock with an exercise price of $0.20 per share and an expiration date of January 7, 2003.

Item 7. Material to Be Filed as Exhibits

Exhibit 7.1 – Stock Option Agreement between Gold City Industries Ltd. and Frederick J. Sveinson, dated April 11, 2000 for 100,000 shares of common stock exercisable at $0.36 per share with an expiry date of April 11, 2005.

Exhibit 7.2 – Stock Option Agreement between Gold City Industries Ltd. and Frederick J. Sveinson, dated May 6, 2002 for 250,000 shares of common stock exercisable at $0.15 per share with an expiry date of May 6, 2007.

Exhibit 7.3 – Share Purchase Warrant Agreement pursuant to a private placement with Gold City Industries Ltd. dated December 19, 2001, entitling Mr. Sveinson to purchase 15,000 shares of Common Stock at an exercise price of $0.20 per share with an expiry date of January 7, 2003.

Exhibit 7.4 – Share Purchase Warrant Agreement pursuant to a private placement with Gold Industries Ltd. dated March 26, 2002, entitling Bremar Management Services Ltd. to purchase 27,999 shares of Common Stock at an exercise price of $0.18 per share with an expiry date of April 29, 2003.

Exhibit 7.5 – Share Purchase Warrant Agreement pursuant to a private placement with Gold City Industries Ltd. dated September 18, 2002, entitling Bremar Management Services Ltd. to purchase 120,000 shares of Common Stock at an exercise price of $0.20 per share with an expiry date of November 14, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2002
Date

/s/ Frederick J. Sveinson
Signature

Frederick J. Sveinson
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

MEMORANDUM OF AGREEMENT

made and dated for reference the 11th day of April, 2000.

BETWEEN: **GOLD CITY INDUSTRIES LTD.**
                         a body corporate having an office at 200 - 580 Hornby Street,
                         Vancouver, British Columbia, V6C 3B6 (the "Company")

                                                            OF THE FIRST PART

AND: Frederick J. Sveinson
                         4655 Britannia Drive
                         Richmond, BC V7E 6B1
                         (the "Optionee")

                                                            OF THE SECOND PART

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of other good and valuable consideration and the sum of One Dollar ($1.00) now paid by the Optionee to the Company (the receipt and sufficiency whereof is hereby acknowledged) it is hereby agreed by and between the parties as follows:

1.   In this agreement the term "share or shares" as the case may be shall mean one or more common shares in the capital stock of the Company as constituted at the date of this Agreement.

2.   The Company hereby grants to the Optionee, subject to the terms and conditions hereinafter set out, an irrevocable option to purchase from time to time **100,000** common shares of the Company (the said shares being hereafter called the "Optioned Shares") at the price of $**0.36** per Optioned Share.

3.   The Optionee shall, subject to the terms and conditions hereof, have the right to exercise the option hereby granted in whole or in part with respect to the Optioned Shares from time to time commencing from the effective date of April 11, 2000 (the "Effective Date") for a period up to the close of business on the expiry date of April 11, 2005 (the "Expiry Date"). The option hereby granted shall on the Expiry Date, forthwith expire and terminate and be of no force or effect whatsoever as to such of the Optioned Shares in respect of which the option hereby granted has not been received.

4.   In the event of death of the Optionee on or prior to the Expiry Date while an agent of the Company, the option hereby granted, or such part thereof as remains unexercised, may be exercised by the legal representative of the Optionee at the time up to and including (but not after) the date one year following the death of the Optionee, or prior to the close of business on the Expiry Date, whichever is the earlier.

5.   In the event the Optionee ceases to be an agent of the Company prior to the Expiry Date, the option hereby granted shall, 30 days after the Optionee ceases to be an agent of the Company, cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option has not been previously exercised.

6.   Subject to the provisions of paragraph 3 hereof, the option hereby granted shall be exercisable in whole or in part (at any time or from time to time as aforesaid) by the Optionee or his legal personal representative by giving a notice in writing addressed to the Company at its address first recited, which notice shall specify therein the number of Optioned Shares in respect of which such option is being exercised and shall be accompanied by payment (by cash or by certified cheque) in full of the purchase price for such number of Optioned Shares so specified therein. Upon any such exercise of option as aforesaid, the Company shall forthwith cause the Transfer Agent and Registrar of the Company to deliver to the Optionee or his legal personal representative within ten days following receipt by the Company of any such notice of exercise of option a certificate or certificates in the name of the Optionee or his legal personal representative representing in the aggregate such number of Optioned Shares as the Optionee or his legal personal representative shall have then paid for.

7.   Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised his options to purchase hereunder in the manner herein before provided.

8.   In the event of any subdivision, redivision or change of the shares of the Company at any time prior to the Expiry Date into a greater number of shares, the Company shall deliver at the time of any exercise thereafter of the option hereby granted such additional number of shares as would have resulted from such subdivision, redivision or change if such exercise of the option hereby granted had been made prior to the date of such subdivision, without change. In the event of any consolidation or change of the shares of the Company at any time prior to the Expiry Date into a lesser number of shares, the number of shares deliverable by the Company on exercise thereafter of the option hereby granted shall be reduced to such number of shares as would have resulted from such consolidation or change if such exercise of the option hereby granted had been made prior to the date of such consolidation or change.

9.   The Optionee shall have no rights whatsoever as a Shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distribution therefrom or thereon) other than in respect of the Optioned Shares of which the Optionee shall have exercised his option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

10.   Time shall be the essence of this Agreement.

11.   This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and the Optionee and his legal representative to the extent provided in paragraph 4 hereof. This Agreement shall not be assignable by the Optionee or his legal representative.

12. The option hereby granted shall not be exercisable nor shall the terms of this Agreement be amended until after such time as the approval of applicable Regulatory Authorities has been obtained.

13. Shareholder approval shall be obtained in respect of amendments to this Agreement if the granting of this option was approved by the shareholders or the optionee is an insider of the Company at the time of the amendment.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

GOLD CITY INDUSTRIES LTD.

/s/ Robert A. Watts

Authorized Signature

/s/ Melvin W. Smale

Authorized Signature

SIGNED, SEALED AND DELIVERED BY:

Frederick J. Sveinson   Signature   */s/ Frederick J. Sveinson*

In the presence of:

/s/ Teresa Zamora

Witness Signature

Teresa Zamora

Witness Name & Address

9273 212 A St. Langley, BC V1M 1K3

MEMORANDUM OF AGREEMENT

made and dated for reference the 6th day of May, 2002.

BETWEEN: **GOLD CITY INDUSTRIES LTD.**
                         a body corporate having an office at 550 - 580 Hornby Street,
                         Vancouver, British Columbia, V6C 3B6 (the "Company")

                                                             OF THE FIRST PART

AND: Frederick J. Sveinson
                         4655 Britannia Drive
                         Richmond, BC V7E 6B1
                         (the "Optionee")

                                                             OF THE SECOND PART

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of other good and valuable consideration and the sum of One Dollar ($1.00) now paid by the Optionee to the Company (the receipt and sufficiency whereof is hereby acknowledged) it is hereby agreed by and between the parties as follows:

1.   In this agreement the term "share or shares" as the case may be shall mean one or more common shares in the capital stock of the Company as constituted at the date of this Agreement.

2.   The Company hereby grants to the Optionee, subject to the terms and conditions hereinafter set out, an irrevocable option to purchase from time to time **250,000** common shares of the Company (the said shares being hereafter called the "Optioned Shares") at the price of $**0.15** per Optioned Share.

3.   The Optionee shall, subject to the terms and conditions hereof, have the right to exercise the option hereby granted in whole or in part with respect to the Optioned Shares from time to time commencing from the effective date of May 6, 2002 (the "Effective Date") for a period up to the close of business on the expiry date of May 6, 2007 (the "Expiry Date"). The option hereby granted shall on the Expiry Date, forthwith expire and terminate and be of no force or effect whatsoever as to such of the Optioned Shares in respect of which the option hereby granted has not been received.

4.   In the event of death of the Optionee on or prior to the Expiry Date while an agent of the Company, the option hereby granted, or such part thereof as remains unexercised, may be exercised by the legal representative of the Optionee at the time up to and including (but not after) the date one year following the death of the Optionee, or prior to the close of business on the Expiry Date, whichever is the earlier.

5.   In the event the Optionee ceases to be an agent of the Company prior to the Expiry Date, the option hereby granted shall, 30 days after the Optionee ceases to be an agent of the Company, cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option has not been previously exercised.

6.   Subject to the provisions of paragraph 3 hereof, the option hereby granted shall be exercisable in whole or in part (at any time or from time to time as aforesaid) by the Optionee or his legal personal representative by giving a notice in writing addressed to the Company at its address first recited, which notice shall specify therein the number of Optioned Shares in respect of which such option is being exercised and shall be accompanied by payment (by cash or by certified cheque) in full of the purchase price for such number of Optioned Shares so specified therein. Upon any such exercise of option as aforesaid, the Company shall forthwith cause the Transfer Agent and Registrar of the Company to deliver to the Optionee or his legal personal representative within ten days following receipt by the Company of any such notice of exercise of option a certificate or certificates in the name of the Optionee or his legal personal representative representing in the aggregate such number of Optioned Shares as the Optionee or his legal personal representative shall have then paid for.

7.   Nothing herein contained or done pursuant hereto shall obligate the Optionee to purchase and/or pay for any Optioned Shares except those Optioned Shares in respect of which the Optionee shall have exercised his options to purchase hereunder in the manner herein before provided.

8.   In the event of any subdivision, redivision or change of the shares of the Company at any time prior to the Expiry Date into a greater number of shares, the Company shall deliver at the time of any exercise thereafter of the option hereby granted such additional number of shares as would have resulted from such subdivision, redivision or change if such exercise of the option hereby granted had been made prior to the date of such subdivision, without change. In the event of any consolidation or change of the shares of the Company at any time prior to the Expiry Date into a lesser number of shares, the number of shares deliverable by the Company on exercise thereafter of the option hereby granted shall be reduced to such number of shares as would have resulted from such consolidation or change if such exercise of the option hereby granted had been made prior to the date of such consolidation or change.

9.   The Optionee shall have no rights whatsoever as a Shareholder in respect of any of the Optioned Shares (including any right to receive dividends or other distribution therefrom or thereon) other than in respect of the Optioned Shares of which the Optionee shall have exercised his option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

10.   Time shall be the essence of this Agreement.

11.   This Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns, and the Optionee and his legal representative to the extent provided in paragraph 4 hereof. This Agreement shall not be assignable by the Optionee or his legal representative.

12. The option hereby granted shall not be exercisable nor shall the terms of this Agreement be amended until after such time as the approval of applicable Regulatory Authorities has been obtained.

13. Shareholder approval shall be obtained in respect of amendments to this Agreement if the granting of this option was approved by the shareholders or the optionee is an insider of the Company at the time of the amendment.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.

GOLD CITY INDUSTRIES LTD.

/s/ Robert A. Watts

Authorized Signature

SIGNED, SEALED AND DELIVERED BY:

Frederick J. Sveinson   Signature   */s/ Frederick J. Sveinson*

In the presence of:

        /s/ Arthur Magill

Witness Signature

    Arthur Magill
Witness Name & Address

1040 Walls Avenue, Coquitlam, BC

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE
4:00 P.M. (VANCOUVER TIME)
ON JANUARY 7, 2003

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

**"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND
COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES
REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED,
HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF
THE CANADIAN VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR
THE BENEFIT OF A CANADIAN RESIDENT UNTIL MAY 7, 2002."**

GOLD CITY INDUSTRIES LTD.
(Continued under the British Columbia Corporations Act)

Right to Purchase
15,000 Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received: **<u>Fred Sveinson</u>** (hereinafter called the "Holder") is
entitled to subscribe for and purchase **15,000** fully paid and non-assessable Common Shares without par
value in the capital (as constituted on December 1, 1998) of **GOLD CITY INDUSTRIES LTD.**
(hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on January 7,
2003, at the price of $0.20 per share, subject, however, to the provisions and upon the terms and
conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not
as to a fractional share of Common Shares), by completing the subscription form attached hereto; and
surrendering this Warrant at the office of **Computershare Trust Company, 510 Burrard Street,
Vancouver, B.C., V6C 3B9** together with a certified cheque payable to or to the order of the Corporation
in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares
so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after
the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired,
a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant
shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of
the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all
liens, charges and encumbrances. The Corporation further covenants and agrees that during the period
within which the rights represented by this Warrant may be exercised, the Corporation will at all times
have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the
rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.   In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.   In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.   In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.   If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.   As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.   This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7. The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8. Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on January 7, 2003, and from after such time this Warrant and all rights hereunder shall be void and of no value.

9. Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the 7th day of January, 2002.


GOLD CITY INDUSTRIES LTD.


By: _____*/s/ Fred Sveinson*_____
 Fred Sveinson, President & CEO

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE
4:00 P.M. (VANCOUVER TIME)
ON APRIL 29, 2003

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE CANADIAN VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL AUGUST 30, 2002."

GOLD CITY INDUSTRIES LTD.
(Continued under the British Columbia Corporations Act)

Right to Purchase
27,999 Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received: **Bremar Management Services Ltd.** (hereinafter called the "Holder") is entitled to subscribe for and purchase **27,999** fully paid and non-assessable Common Shares without par value in the capital (as constituted on December 1, 1998) of **GOLD CITY INDUSTRIES LTD.** (hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on April 29, 2003, at the price of $0.18 per share, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by completing the subscription form attached hereto; and surrendering this Warrant at the office of **Computershare Trust Company, 510 Burrard Street, Vancouver, B.C., V6C 3B9** together with a certified cheque payable to or to the order of the Corporation in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.   In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.   In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.   In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.   If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.   As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.   This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7.   The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8.   Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on April 29, 2003, and from after such time this Warrant and all rights hereunder shall be void and of no value.

9.   Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the 29th day of April, 2002.

GOLD CITY INDUSTRIES LTD.

By: */s/ Fred Sveinson*
              Fred Sveinson, President & CEO

THIS WARRANT WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE
4:00 P.M. (VANCOUVER TIME)
ON NOVEMBER 14, 2003

THIS WARRANT IS NOT TRANSFERABLE

ANY SHARES ISSUED UNDER THIS WARRANT MUST BEAR THE LEGEND:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MARCH 14, 2003."

GOLD CITY INDUSTRIES LTD.
(Continued under the British Columbia Corporations Act)

Right to Purchase
120,000 Common Shares

WARRANT FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received: **Bremar Management Services Ltd.** (hereinafter called the "Holder") is entitled to subscribe for and purchase **120,000** fully paid and non-assessable Common Shares without par value in the capital (as constituted on December 1, 1998) of **GOLD CITY INDUSTRIES LTD.** (hereinafter called the "Corporation") at any time prior to 4:00 p.m. (Vancouver Time) on November 14, 2003, at the price of $0.20 per share, subject, however, to the provisions and upon the terms and conditions hereinafter set forth.

The rights represented by this Warrant may be exercised by the Holder hereof, in whole or in part (but not as to a fractional share of Common Shares), by completing the subscription form attached hereto; and surrendering this Warrant at the office of **Computershare Trust Company, 510 Burrard Street, Vancouver, B.C., V6C 3B9** together with a certified cheque payable to or to the order of the Corporation in payment of the purchase price of the number of Common Shares subscribed for.

In the event of any exercise of the rights represented by this Warrant, certificates for the Common Shares so purchased shall be delivered to the Holder hereto within a reasonable time, not exceeding ten days after the rights represented by this Warrant shall have been so exercised, and, unless this Warrant has expired, a new Warrant representing the number of Common Shares, if any, with respect to which this Warrant shall not then have been exercised shall also be issued to the Holder hereto within such time.

The Corporation covenants and agrees that all Common Shares, which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Corporation further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Corporation will at all times have authorized, and reserved, a sufficient number of Common Shares to provide for the exercise of the rights represented by this Warrant.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT:

1.   In the event of any subdivision of the Common Shares of the Corporation as such shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a greater number of Common Shares, the Corporation will thereafter deliver at the time or times of purchase of shares hereunder, in addition to the number of shares in respect of which the right to purchase is then being exercised, such additional number of shares as result from such subdivision without any additional payment or other consideration therefore.

2.   In the event of any consolidation of the Common Shares of the Corporation as such Common Shares are constituted on the date hereof, at any time while this Warrant is outstanding, into a lesser number of Common Shares, the number of shares represented by this Warrant shall thereafter be deemed to be consolidated in like manner and any subscription by the Holder for shares hereunder shall be deemed to be a subscription for shares of the Corporation as consolidated.

3.   In the event of any reclassification of the Common Shares of the Corporation at any time while this Warrant is outstanding, the Corporation shall thereafter deliver at the time to the purchaser of shares hereunder the number of shares of the appropriate class resulting from the reclassification as the Holder would have been entitled to receive in respect of the number of shares so purchased had the right to purchase been exercised before such reclassification.

4.   If the Corporation at any time while this Warrant is outstanding shall pay any stock dividend upon the Common Shares of the Corporation in respect of which the right to purchase is herein then given, the Corporation shall thereafter deliver at the time of purchase of shares hereunder in addition to the number of shares in respect of which the right to purchase is then being exercised, the additional number of shares of the appropriate class as would have been payable on the shares so purchased if they had been outstanding on the record date for the payment of the stock dividend.

5.   As used herein, the term "Common Shares" shall mean and include the Corporation's presently authorized Common Shares and shall also include any capital stock of any class of the Corporation hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

6.   This Warrant shall not entitle the Holder hereof to any rights as a member of the Corporation, including without limitation, voting rights.

7. The Holder, by acceptance of this Warrant, agrees that this Warrant and all rights hereunder are non-transferable and any shares acquired by the Holder pursuant to this Warrant may not be sold without qualifying the shares for sale by way of a Prospectus or Statement of Material Facts or obtaining an exemption from the registration requirements.

8. Nothing contained herein shall confer any right upon the Holder or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 4:00 o'clock in the afternoon Vancouver Time on November 14, 2003, and from after such time this Warrant and all rights hereunder shall be void and of no value.

9. Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Warrant to be signed as of the 14th day of November, 2002.


GOLD CITY INDUSTRIES LTD.


By: _____   /s/ Fred Sveinson
                Fred Sveinson, President & CEO